Exhibit 99.1

Emerald Health Therapeutics’ Pure Sunfarms JV Expands Credit Facility with Existing Lender by up to $59M

VANCOUVER, March 31, 2020 – Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) announced that its Pure Sunfarms (“PSF”) joint venture has expanded its credit facility with its existing lender to $59 million, including accordion provisions of $22.5 million. The expanded credit facility (the “Credit Facility”) consists of a $7.5 million revolving operating loan (the “Revolver”) and a $10 million term loan (the “New Term Loan”), in addition to its existing $19 million term loan (the “Existing Term Loan”). The New Term Loan is specifically designated for the 1.1 million square foot Delta 2 greenhouse while the Existing Term Loan is specifically designated for the 1.1 million square foot Delta 3 greenhouse facility.

The $7.5 million Revolver and the $10 million New Term Loan include an accordion provision that allows Pure Sunfarms to request additional lender commitments of up to an additional $7.5 million and $15 million, respectively, subject to an additional lender entering the syndicate on or before May 30, 2020. Each of the components of the Credit Facility, including the Existing Term Loan, mature on February 7, 2022.

The finalization of the Credit Facility is subject to Pure Sunfarms satisfying certain pre-conditions including an additional capital contribution by Village Farms International, Inc. (“Village Farms”) of $8 million (“Additional Capital Contribution”), which is expected to be completed this week. Upon completion of the Additional Capital Contribution, Emerald’s equity position in Pure Sunfarms will be reduced by 1.3% to 41.3%. Emerald continues to hold three of six seats on Pure Sunfarms’ Board of Directors.

“With Pure Sunfarms achieving notable retail sales and operational success in a very short timeframe, access to this additional capital will allow it to continue developing its leadership in its targeted segment of the Canadian cannabis marketplace,” said Riaz Bandali, President and CEO, Emerald Health Therapeutics.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is committed to cutting-edge cannabis science to create new consumer experiences with distinct recreational, medical and wellness-oriented cannabis and non-cannabis products. With an emphasis on innovation and production excellence, Emerald’s three distinct operating assets are designed to uniquely serve the Canadian marketplace and international opportunities. These assets, all in full production, include: its Richmond, BC-based organic-certified greenhouse operation (78,000 square feet); Verdélite, its premium craft cannabis production indoor facility in St. Eustache, Québec (88,000 square foot); and Pure Sunfarms, its 42.6%-owned joint venture in Delta, BC, producing high quality, affordably priced products (1.1 million square feet). Its Emerald Naturals joint venture has launched a new natural wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations

(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.